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                                May 27, 2021

       Bhargava Marepally
       Chief Executive Officer
       StoneBridge Acquisition Corp.
       One World Trade Center
       Suite 8500
       New York, NY 10007

                                                        Re: StoneBridge
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 18, 2021
                                                            File No. 333-253641

       Dear Mr. Marepally:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Form S-1 filed May 18, 2021

       Our warrant agreement will designate the courts..., page 33

   1. Please reconcile your statement here that "the warrant agreement provides that, unless we consent in writing to
the selection of an alternative forum, the federal district courts of the
                                                        United States of
America shall, to the fullest extent permitted by law, be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the
                                                        Securities Act or the
rules and regulations promulgated thereunder" with your warrant agreement which does
not include such a provision.
 Bhargava Marepally
FirstName  LastNameBhargava
StoneBridge Acquisition Corp. Marepally
Comapany
May        NameStoneBridge Acquisition Corp.
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
        You may contact Ralf Sundwall at (202) 551-3105 or Michelle Miller at
(202) 551-3368
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Ari Edelman, Esq.